Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	7 October 2011
ON—MARKET SHARE BUY—BACK
Sims Metal Management (the “Company”) announced today that it will establish an on—market share buy—back as part of its capital management strategy.
The Board considers it appropriate to establish the buy—back program to provide the Company flexibility to repurchase shares, particularly during times of share market turmoil and share price volatility.
In announcing the buy-back program, Sims Metal Management Group CEO Daniel W. Dienst stated, “The Company remains committed to its growth strategy and will continue to execute on its organic and external growth opportunities. Effecting a repurchase of shares on the open market and perpetuating our growth objectives are not mutually exclusive propositions. We have maintained discipline with respect to our balance sheet so as to be positioned to opportunistically pursue accretive deployment of our shareholders’ precious capital. The current share price, impacted by global macroeconomic concerns, provides one such opportunity.”
Mr. Dienst continued, “In the last 12 months the Company completed a number of strategically important acquisitions including S3 Interactive Limited, Dunn Brothers, Device and ergoTrade, Metrade and Commercial Metal Recycling Services. These acquisitions were accomplished via free cash flow. As at 30 June 2011, the Company had net debt of 4 percent of total capital, providing significant balance sheet flexibility to fund growth initiatives, internal investment and in buying back shares under this capital management initiative.”
The program will allow the Company to buy back a maximum of 10% of its issued capital (20,603,871 shares) over a 12-month period on the Australian Securities Exchange. The timing and actual number of shares to be purchased will depend on market conditions and other considerations. There is no guarantee that the Company will repurchase the full 20,603,871 shares. The earliest the buy—back can commence is 24 October 2011.

Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management is the world’s largest listed metal recycler with approximately 260 facilities and 6,300 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.
For further information contact
Daniel Strechay
Group Director — Communications & Public Relations
Tel: +1 212 500 7430